Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SINA CORPORATION November 23, 2018 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access. NOTICEOFINTERNETAVAILABILITYOFPROXYMATERIAL: You can view the Notice of Meeting, Proxy Card and our 2017 Annual Report to Shareholders at http://ir.sina.com/annual-general-meeting Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00033300000000000000 5 080814 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE FOR AGAINST ABSTAIN RE-ELECTION OF YAN WANG AS A DIRECTOR OF THE COMPANY: RE-ELECTION OF JAMES JIANZHANG LIANG AS A DIRECTOR OF THE COMPANY: RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOP-ERS ZHONG TIAN LLP AS THE INDEPENDENT AUDITORS OF THE COMPANY: ADOPTION OFTHE AMENDEDAND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION IN SUBSTITUTION FOR AND TO THE EXCLUSION OF THE CURRENTLY EFFECTIVE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY: IS PROXY WILL BE VOTED AS DIRE CTED OR, WHERE CHAIRMAN OF E ANNUAL MEET ING IS THE PROXY HOLDE R, IF NO CONTRARY RE CTION IS INDICATE D, WILL BE VOTED AS FOLLOWS: (1) FOR THE -ELECT ION OF YAN WANG AS A DIRECTOR OF THE COMPANY; (2) FOR E RE-ELE CTION OF JAMES JIANZHANG LIANG AS A DIRECTOR OF THE MPANY; (3) FOR THE PROPOSAL TO RATIFY THE APP OINTM ENT OF ICEWATERHOUSECOOPERS ZHONG TIAN LLP AS THE INDE PE NDE NT DITO RS OF THE COMPANY; (4) FOR THE ADOPTION OF THE AMENDED D RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION IN BSTITUTION FOR AND TO THE EXCLUSION OF THE CURRENTLY FFECTIVE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE MPANY. indicate your new address in the address space above. Please note that this method. Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. 1. 2. 3. 4. TH TH DI RE TH CO PR AU AN SU E CO To change the address on your account, please check the box at right and changes to the registered name(s) on the account may not be submitted via Signature of Shareholder Date: THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS LISTED BELOW. x

SINA CORPORATION THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SINA CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 23, 2018 The undersigned shareholder of SINA Corporation, a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Card, each dated October 18, 2018, and hereby appoints Charles Chao and Bonnie Zhang or either of them, OR (shareholder to fill in only if shareholder chooses a person other than Charles Chao or Bonnie Zhang as proxy), proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of SINA Corporation to be held on Friday, November 23, 2018 at 2:00 p.m., local time, at the 42nd Floor, Edinburg Tower, The Landmark, 15 Queen's Road, Central, Hong Kong and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side: PLEASE SIGN ON REVERSE SIDE AND RETURN IMMEDIATELY 14475